Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 7, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume Jason Niethamer Jacqueline Kaufman

Re:	TerraForm Global, Inc. (f/k/a SunEdison Emerging Markets Yield, Inc.)
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted April 3, 2015
CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Global, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-1 (the “Registration Statement”) that amends Amendment No. 3 to the Confidential Draft Registration Statement submitted on April 3, 2015 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 30, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Amendment. In addition to responding to the Staff’s comments, the Registration Statement reflects the addition of several projects to our initial portfolio. Where applicable, we have also

Beijing     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission

May 7, 2015

referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Capitalization, page 86

1.	We note that the Formation Transactions column of your capitalization table includes amounts that agree to the pro forma adjustments on your pro forma balance sheet. Since this column should represent adjusted balances as of a certain date, please tell us why this column includes pro forma adjustment amounts as opposed to balances that sum the actual column and the related pro forma adjustments. For example, it appears the cash and cash equivalent balance in the Formation Transactions columns may need to equal the net amount of $222,528 and ($160,513).

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised the “As adjusted for Formation Transactions” column of the capitalization table in the Prospectus.

Unaudited pro forma cash available for distribution for the year ended December 31, 2014, page 94

2.	Please populate the historical cash available for distribution table in your next amendment.

Response

In response to the Staff’s comment, the Company advises the Staff that it has included the historical cash available for distribution in the Prospectus.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, page 96

3.	Please tell us the nature of the “Other items” line item in your projected cash available for distribution tables and why you have assumed no non-expansionary capital expenditures for the projected periods.

Securities and Exchange Commission

May 7, 2015

Response

In response to the Staff’s comment, the Company advises the Staff that the “Other items” line item in the Company’s projected cash available for distribution tables currently includes viability gap funding subsidies in India (which is a capital subsidy granted by Solar Energy Corporation of India for the first five years of a project’s operations) and releases of restricted cash associated with value added tax in South Africa. The Company has further revised its forecast to reclassify items from cost of operations to non-expansionary capital expenditures on page 105 of the Prospectus.

Assumptions and considerations

Revenue, page 100

4.	We note your disclosure that the estimated revenue in your forecasted periods is a result of the additional contributed and acquired projects. Please provide us with your forecasted revenues and anticipated GWh of production by project to give more insight into your assumptions and tell us what consideration you gave to providing this information within your filing.

Response

In response to the Staff’s comment, the Company advises the Staff that it has attached as Annex A hereto support for production and revenues for each project in the Company’s initial portfolio. The forecasted performance of the Company’s initial portfolio is based on a number of factors affecting each project including historical performance, engineering assessments, location, grid interconnection, seasonality, regulatory requirements, anticipated maintenance downtimes, and other relevant factors.

Given the number of factors, degree of variability, and density of data the Company analyzes to derive the forecasted performance of each project, the Company has provided forecasted revenues and anticipated GWh of production in the aggregate to allow investors to better assess the overall portfolio. Additionally, the Company believes that the forecasted revenues and anticipated GWh of production for each individual project is not material to investors due to the significant number of projects that will be included in its initial portfolio.

Unaudited pro forma condensed consolidated financial statements, page 103

5.	We note that your descriptions of the “Formation Transactions” and “Offering Transactions” on pages 103 and 104 appear to be partially duplicative of each other. For example, while you indicate that the Formation Transactions include “the Acquisitions considered probable, including . . . the BioTherm Transaction,” your Offering Transactions also includes “the completion of the BioTherm Transaction.” Please revise your disclosures to clearly specify the transactions assumed in each column.

Securities and Exchange Commission

May 7, 2015

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosures in the unaudited pro forma condensed consolidated financial statements on pages 113 and 114 to clearly specify the transactions assumed to be “Formation Transactions” and “Offering Transactions.” We have included the Pending Acquisitions in the “Offering Transactions” because they are expected to close concurrently with this offering and will be funded in part with the net proceeds from the offering. We have included a separate “Acquisitions” column in each of the pro forma financial tables to provide greater transparency to the impact of such Acquisitions and the related adjustments.

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 107

6.	We note your disclosure in footnote 1(a) of the exchange rate used to translate the financial statements of NSM 24 from Indian Rupees to U.S. Dollars. Please tell us and disclose how you determined this exchange rate. If this exchange rate is a fiscal year-end rate, please tell us why use of such rate is more appropriate than an average fiscal 2014 rate.

Response

In response to the Staff’s comment, the Company advises the Staff that it used the December 31, 2014 fiscal year-end exchange rate for purposes of translating the NSM 24 financial statements from Indian Rupees to U.S. Dollars. The Company has revised the exchange rate used to translate the unaudited pro forma condensed consolidated statement of operations to use an average fiscal 2014 rate as it believes an average rate is more reflective of the impact changes in foreign currency exchange rates would have had on the operating results of NSM 24 in 2014.

Unaudited pro forma condensed consolidated balance sheet as of December 31, 2014, page 110

7.	We note that your pro forma balance sheet reflects a $119.5 million intangible asset for acquired PPAs. Please clarify why your fair value analysis resulted in such a material amount recorded for PPAs. In doing so, explain to us the difference between the PPA terms and market conditions at the time of acquisition.

Securities and Exchange Commission

May 7, 2015

Response

In response to the Staff’s comment, the Company advises the Staff that the fair value of power purchase agreements was determined using the income approach. The unit of valuation was considered to be the combined contracted asset value of Property Plant and Equipment (“PP&E”) and the associated power purchase agreements. Market participants typically estimate the combined contracted asset value of power facilities with consideration of all of the contracts and intangibles in place in conjunction with the related PP&E. This approach requires a segregation of the fair value of the PP&E from the intangible asset value. The fair value of the PP&E was estimated using the cost approach. The fair value of the power purchase agreement was segregated from the PP&E using an excess earnings model. This analysis allocates the asset value between the PP&E and the power purchase agreement.

Based on the Company’s analysis to date, it has determined that the terms associated with the acquired PPAs are consistent with terms available to other market participants. However, our preliminary analysis prepared (based on the approach discussed above) indicates that there is significant value associated with these power purchase agreements. This is supported by the current strength in market demand operating renewable energy generation assets with long term power purchase agreements in place. Such assets entail no development risk and produce steady and predictable cash flows and earnings. This type of asset often sells for more than the depreciated replacement cost of the assets due to the demand for assets that have a steady and contractual cash flow profile. The fair value of the power purchase agreements under this approach is driven by the relatively low cost of capital for assets with long-term contracts due to low rate of return requirements currently employed by market participants.

Note 2. Acquired Projects, page 114

8.	We note your description of the Chint Transaction, whereby you will acquire a 51% interest in NSM 24 from a third party and your Sponsor will concurrently contribute the remaining 49% ownership interest to you. Due to the anticipated remeasurement gain disclosed on page 112, it appears you will be accounting for this transaction by first reflecting the 49% contribution in your financial statements followed by the 51% acquisition. Please tell us how you determined such treatment was appropriate and why you did not first reflect the 51% acquisitions followed by the 49% contribution.

Response

In response to the Staff’s comment, the Company advises the Staff that the accounting treatment aligns with the legal structure of the executed transaction and legal form. Therefore, the Company determined it was appropriate to first reflect the 49% contribution in the Company’s financial statements followed by the 51% acquisition as this is consistent with the timing of execution of the transactions per the underlying legal agreements.

Securities and Exchange Commission

May 7, 2015

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-8

9.	We have reviewed your response to comment 4 and have the following comments:

•	Please tell us how you reflect your Witkop and Soutpan projects in your pro forma financial statements. In doing so, tell us how you intend to account for your ownership interest in these projects once acquired. Please revise your pro forma disclosures as necessary.

Response

In response to the Staff’s comment, the Company advises the Staff that the Witkop and Soutpan projects were not included in the unaudited pro forma condensed consolidated financial statements in the Amendment as the Company previously did not conclude that the acquisition of the controlling interest in these projects was probable. In connection with this filing, the Company has now concluded that the acquisition of the Chint interest in Witkop and Soutpan are probable as a result of developments since its submission of the Amendment, and these projects are therefore now included in the unaudited pro forma condensed consolidated financial statements as Predecessor Acquisitions. Once the controlling interest is acquired, the Company intends to consolidate these projects in our financial statements and recognize a noncontrolling interest for interests held by other third parties. The Company has revised its pro forma disclosures on pages 114 and 119 of the Prospectus to include the acquisition and presentation of these projects in the unaudited pro forma condensed consolidated financial statements.

•	We note that your Sponsor will contribute a 49% interest in the NSM Suryalabh, NSM Sitara, and NSM L’Volta projects and that you intend to acquire the remaining 51% interest upon the first anniversary of the commencement of commercial operations of these projects. Considering you will initially only receive a 49% interest in these projects and there appears to be no contractual obligation to acquire the remaining 51%, tell us why you appear to fully consolidate these projects in your pro forma financial statements.

Response

In response to the Staff’s comment, the Company advises the Staff that it currently expects to consolidate the NSM Suryalabh, NSM Sitara, and NSM L’Volta projects upon the contribution of the 49% interest in these projects to the Company by our Sponsor under the

Securities and Exchange Commission

May 7, 2015

variable interest model. Specifically, based on the current structure of the transaction, the Company believes that the design of these entities subsequent to contribution will provide the Company with the power to appoint at least a majority of the board of directors, which will have the authority to direct management and operations of the entity, including the execution of management and operating contracts. The Company believes that the ability to enter into management and operating contracts represents the activities of these entities that most significantly impact the economic performance of these entities. The Company further believes that it will hold preferential interests in these entities which will serve to allocate to it a majority of the economic rights associated with these entities. As the agreements governing the relevant Formation Transactions and the design of the Company have not been finalized, the Company has fully consolidated these projects in the unaudited pro forma condensed consolidated financial statements, with a placeholder for the noncontrolling interest that will be recognized upon completion of the Formation Transactions.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech

Zornoza Jeremy Avenier

Yana Kravtsova

TerraForm Global, Inc.

Securities and Exchange Commission

May 7, 2015

ANNEX A

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83